Exhibit 99.1

Condensed Interim Consolidated
Financial Statements
For the three and nine months ended July 31, 2026 and 2025
(Stated in thousands of Canadian dollars, except share and per share amounts)
(Unaudited)

Condensed Interim Consolidated Financial Statements for the three and nine months ended July 31, 2026 and 2025.

The accompanying unaudited financial statements of High Tide Inc. (“High Tide” or the “Company”) have been prepared by and are the responsibility of the Company’s management and have been approved by the Audit Committee and Board of Directors of the Company.

Approved on behalf of the Board:

(Signed) "Harkirat (Raj) Grover"            (Signed) "Arthur Kwan"
President and Chair of the Board            Director and Chair of the Audit Committee

High Tide Inc.
Condensed Interim Consolidated Statements of Financial Position
As at July 31, 2026 and October 31, 2025
(Unaudited — In thousands of Canadian dollars)

	Notes	2026	2025
		$	$
Assets
Current assets
Cash and cash equivalents		38,019	39,254
Restricted cash	17	9,103	8,629
Marketable securities		70	64
Trade and other receivables	11	10,199	5,615
Inventory	10	67,452	67,406
Prepaid expenses and deposits	9	21,168	15,917
Total current assets		146,011	136,885
Non-current assets
Property and equipment	7	29,862	29,436
Right‐of‐use assets	27	59,993	47,793
Long term prepaid expenses and deposits	9	3,846	4,114
Intangible assets and goodwill	8	129,637	129,549
Long term contract asset	5	—	1,285
Total non-current assets		223,338	212,177
Total assets		369,349	349,062
Liabilities
Current liabilities
Accounts payable and accrued liabilities	13	52,565	47,251
Income tax payable		8,405	7,189
Deferred revenue	14	6,760	7,989
Interest bearing loans and borrowings	17	13,281	16,189
Current portion of notes payable	12	1,991	1,536
Current portion of lease liabilities	27	10,431	9,814
Current derivative liability	16	4,136	9,951
Total current liabilities		97,569	99,919
Non-current liabilities
Notes payable	12	13,872	11,903
Lease liabilities	27	51,757	39,986
Deferred tax liability		5,698	7,100
Secured debentures	18	12,896	12,536
Convertible debt	15	19,243	17,877
Derivative liability	16	48,385	56,954
Total non-current liabilities		151,851	146,356
Total liabilities		249,420	246,275
Shareholders' equity
Share capital	20	334,172	329,642
Warrants	22	4,546	4,546
Contributed surplus		42,088	42,024
Derivative liability - equity	16	(35,797)	(35,797)
Accumulated other comprehensive income		8,014	7,299
Accumulated deficit		(247,806)	(260,105)
Equity attributable to owners of the Company		105,217	87,609
Non-controlling interest	30	14,712	15,178
Total shareholders' equity		119,929	102,787
Total liabilities and shareholders' equity		369,349	349,062
Contingent liability (Note 29)
Subsequent events (Note 31)

3

High Tide Inc.
Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
For the three and nine months ended July 31, 2026 and 2025
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

		Three months ended		Nine months ended
	Notes	2026	2025	2026	2025
		$	$	$	$
Revenue	6, 25	198,818	149,690	556,443	429,955
Cost of sales		(146,072)	(109,599)	(409,415)	(318,953)
Inventory fair value		—	—	(1,482)	—
Gross profit		52,746	40,091	145,546	111,002
Expenses
Salaries, wages and benefits		(22,607)	(18,288)	(64,993)	(53,345)
Share-based compensation	21	(878)	(824)	(2,129)	(3,249)
General and administration		(7,833)	(6,623)	(22,467)	(18,954)
Professional fees		(3,220)	(2,301)	(9,476)	(5,800)
Advertising and promotion		(981)	(592)	(2,849)	(2,534)
Depreciation and amortization	7, 8, 27	(6,644)	(6,080)	(20,816)	(17,807)
Interest and bank charges		(1,873)	(1,644)	(5,638)	(4,575)
Total expenses		(44,036)	(36,352)	(128,368)	(106,264)
Income from operations		8,710	3,739	17,178	4,738
Other income (expenses)
Finance and other costs	19	(5,578)	(2,676)	(16,919)	(8,973)
(Loss) gain on foreign exchange		(979)	(120)	(623)	(221)
Other gain (loss)		—	1	—	(41)
Fair value change in derivative liability	16	11,787	(43)	14,311	(43)
Fair value change in long term contract asset	5	(1,285)	—	(1,285)	—
Total other income (expenses)		3,945	(2,838)	(4,516)	(9,278)
Income (loss) before taxes		12,655	901	12,662	(4,540)
Income tax expense		(1,294)	(69)	(1,629)	(153)
Deferred income tax recovery		1,387	—	1,387	—
Net income (loss)		12,748	832	12,420	(4,693)
Other comprehensive income (loss)
Translation difference on foreign operations		1,475	100	715	(63)
Total comprehensive income (loss)		14,223	932	13,135	(4,756)

Net income (loss) attributed to:
Owners of the Company		11,291	598	12,299	(5,108)
Non-controlling interest	30	1,457	234	121	415
		12,748	832	12,420	(4,693)

Comprehensive income (loss) attributed to:
Owners of the Company		12,530	699	12,757	(5,180)
Non-controlling interest	30	1,693	233	378	424
		14,223	932	13,135	(4,756)

Income (loss) per share
Basic	23	0.13	0.01	0.14	(0.06)
Diluted	23	0.12	0.01	0.13	(0.06)

4

High Tide Inc.
Condensed Interim Consolidated Statements of Changes in Equity
For the nine months ended July 31, 2026 and 2025
(Unaudited — In thousands of Canadian dollars)

							Accumulated
						Derivative	other			Attributable
					Contributed	liability -	comprehensive	Accumulated		to owners of
	Notes	Share capital	Warrants		surplus	equity	income (loss)	deficit		the Company		NCI	Total
		$	$		$	$	$	$		$		$	$
Opening balance, November 1, 2024		300,643	4,632		40,507	—	6,848	(209,358)		143,272		2,240	145,512
Issuance of shares in equity financing		52	—		—	—	—	—		52		—	52
Share-based compensation		—	—		3,249	—	—	—		3,249		—	3,249
Share issuance costs		(274)	—		—	—	—	—		(274)		—	(274)
RSUs vested		2,007	—		(2,007)	—	—	—		—		—	—
Warrants exercised		84	(22)		-	—	—	—		62		—	62
Options exercised		456	—		(456)	—	—	—		—		—	—
Equity awards exercise price - options		—	—		213	—	—	—		213	-	—	213
Cumulative translation adjustment		—	—		—	—	(63)	—		(63)		—	(63)
Partner distributions		—	—		—	—	—	—		—		(567)	(567)
Net loss for the period		—	—		—	—	—	(5,108)		(5,108)		415	(4,693)
Balance, July 31, 2025		302,968	4,610		41,506	—	6,785	(214,466)		141,403		2,088	143,491
Opening balance, November 1, 2025		329,642	4,546		42,024	(35,797)	7,299	(260,105)		87,609		15,178	102,787
Shares issued as consideration for acquisition of Northern	5	2,644	—		—	—	—	—		2,644		—	2,644
Share-based compensation	21	—	—		2,129	—	—	—		2,129		—	2,129
Share issuance costs	20	(15)	—		—	—	—	—		(15)		—	(15)
RSUs vested	20	1,734	—		(1,734)	—	—	—		—		—	—
Equity awards related costs	20	(510)	—		—	—	—	—		(510)		—	(510)
Equity awards exercise price - options	20	—	—		346	—	—	—		346		—	346
Options exercised	20	677	—		(677)	—	—	—		—		—	—
Cumulative translation adjustment		—	—		—	—	715	—		715		—	715
Partner distributions		—	—		—	—	—	—		—		(587)	(587)
Net income for the period		—	—		—	—	—	12,299		12,299		121	12,420
Balance, July 31, 2026		334,172	4,546	—	42,088	(35,797)	8,014	(247,806)	(259,716)	105,217		14,712	119,929

+
5

High Tide Inc.
Condensed Interim Consolidated Statements of Cash Flows
For the nine months ended July 31, 2026 and 2025 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

	Notes	2026	2025
		$	$
Operating activities
Net income (loss)		12,420	(4,693)
Adjustments for items not affecting cash and cash equivalents
Income tax expense		1,629	153
Deferred income tax recovery		(1,387)	—
Accretion excluding accretion on lease liabilities	19	2,257	740
Depreciation and amortization	7, 8, 27	20,816	17,807
Share-based compensation	21	2,129	3,249
Fair value change in derivative liability		(14,311)	43
Fair value change in long term contract asset		1,285	—
Loss on foreign exchange		623	221
Provision for bad debts and other		663	41
		26,124	17,561
Changes in non-cash working capital
Trade and other receivables		(5,247)	(243)
Inventory		272	(1,920)
Prepaid expenses and deposits		(4,850)	626
Accounts payable and accrued liabilities		5,314	(377)
Deferred revenue		(1,229)	3,941
Net cash provided by operating activities		20,384	19,588

Investing activities
Purchase of property and equipment	7	(5,259)	(7,180)
Purchase of intangible assets	8	(615)	(123)
Business combinations, net of cash acquired		(1,815)	—
Acquisition of retail store leases		(900)	—
Purchase to obtain right-of-use assets		(100)	(222)
Lease incentives received		153	—
Proceeds from marketable securities		—	648
Net cash used in investing activities		(8,536)	(6,877)

Financing activities
Repayment of interest bearing loans and borrowings	17	(17,437)	(2,804)
Proceeds from interest bearing loans, net of issue costs	17	14,530	—
Repayment of notes payable	12	(977)	(14,172)
Proceeds from convertible debt		—	24,790
Lease liability payments	27	(7,879)	(7,397)
Share issuance costs	20	(15)	(274)
Partner distributions		(587)	(567)
Issuance of shares in equity financing	20	—	52
Warrants exercised	22	—	62
Equity awards related costs	20	(510)	—
Equity awards exercise price - options	20	346	213
Proceeds from secured debentures		—	4,360
Net cash (used in) provided by financing activities		(12,529)	4,263

Effect of foreign exchange on cash		(80)	(432)

Net decrease in cash		(761)	16,542
Cash and cash equivalents, and restricted cash, beginning of period		47,883	47,267
Cash and cash equivalents, and restricted cash, end of period		47,122	63,809

Supplemental cash flow information
Cash interest received		261	297
Cash interest paid		6,844	5,057
Cash taxes paid		417	201
Non-cash addition to right-of-use assets		19,428	9,323

6

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and nine months ended July 31, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

1. Nature of operations
High Tide Inc. (“High Tide” or the "Company") is a retail-focused cannabis company with diversified operations spanning bricks-and-mortar retail, European importation, wholesale of medical cannabis, and global e-commerce platforms. The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “HITI”, the TSX Venture Exchange (“TSXV”) under the symbol “HITI”, and on the Frankfurt Stock Exchange (“FSE”) under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LYA”. The address of the Company’s corporate and registered office is # 112 – 11127 15 Street NE, Calgary, Alberta, Canada T3K 2M4. High Tide does not engage in any U.S. cannabis-related activities as defined by the Canadian Securities Administrators Staff Notice 51-352.

2. Basis of preparation
A. Statement of compliance
These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), under the historical cost convention, except for certain financial instruments which are measured at fair value.

They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited annual consolidated financial statements ("annual consolidated financial statements") of the Company for the year ended October 31, 2025, which are available on SEDAR at www.sedarplus.ca and with the SEC at www.sec.gov.

These condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors on September 14, 2026.
B. Reclassification of equity presentation
During the period, the Company revised the presentation of equity award-related amounts in the condensed interim consolidated statements of changes in equity by separately presenting the RSU-related amount within share capital and the stock option exercise-price amount within contributed surplus. These amounts were previously presented on a net basis within “Equity awards related costs” in share capital. The revision is a presentation reclassification within equity only and has no impact on total equity, net income (loss), or cash flows.
C. Currencies and foreign exchange

The Company’s condensed interim consolidated financial statements are presented in Canadian dollars, which is the functional and presentation currency of the Company and its Canadian subsidiaries. The functional currencies of the Company’s U.S., European and United Kingdom subsidiaries are the U.S. dollar (“USD”), euro (“EUR”) and British pound sterling (“GBP”), respectively. Transactions denominated in currencies other than the functional currency are translated at the rate prevailing at the date of transaction. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rate prevailing at each reporting date. Income and expense amounts are translated at the dates of the transactions.
In preparing the Company’s condensed interim consolidated financial statements, the financial statements of the foreign subsidiaries are translated into Canadian dollars. The assets and liabilities of foreign subsidiaries are translated into Canadian dollars using exchange rates at the reporting date. Revenues and expenses of foreign operations are translated into Canadian dollars using average foreign exchange rates. Translation gains and losses resulting from the consolidation of operations into the Company’s functional currency are recognized in other comprehensive income (loss) in the condensed interim consolidated statements of income (loss) and other comprehensive income (loss) and as a separate component of shareholders’ equity.

7

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and nine months ended July 31, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

D. Basis of consolidation
Subsidiaries are entities controlled by High Tide Inc. Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The results of subsidiaries acquired or disposed of during the period are included in the condensed interim consolidated financial statements from the effective date of acquisition or up to the effective date of disposal, as applicable. The accounting policies applied in the preparation of these condensed interim consolidated financial statements relating to consolidation are consistent with those applied in the Company’s annual consolidated financial statements for the year ended October 31, 2025. Intra‐company balances and transactions, and any unrealized gains or losses or income and expenses arising from intra‐company transactions are eliminated in preparing the condensed interim consolidated financial statements.

Subsidiaries	Places of operation	Percentage Ownership	Principal activities	Functional Currency
Canna Cabana Inc.	Canada	100%	Cannabis retail	Canadian Dollar
2680495 Ontario Inc.	Canada	100%	Cannabis retail	Canadian Dollar
Valiant Distribution Canada Inc.	Canada	100%	Wholesale distribution	Canadian Dollar
META Growth Corp.	Canada	100%	Cannabis retail	Canadian Dollar
HT Global Imports Inc.	Canada	100%	Product sourcing and imports	Canadian Dollar
2049213 Ontario Inc.	Canada	100%	Cannabis retail	Canadian Dollar
1171882 B.C. Ltd.	Canada	100%	Cannabis retail	Canadian Dollar
High Tide BV (Grasscity)	Netherlands	100%	E-commerce retail	European Euro
Valiant Distribution Inc.	United States	100%	Wholesale distribution	U.S. Dollar
Smoke Cartel USA, Inc.	United States	100%	E-commerce retail	U.S. Dollar
Fab Nutrition, LLC	United States	100%	E-commerce retail	U.S. Dollar
Nuleaf Naturals LLC	United States	100%	E-commerce retail	U.S. Dollar
DHC Supply, LLC	United States	100%	E-commerce retail	U.S. Dollar
DS Distribution Inc.	United States	100%	E-commerce retail	U.S. Dollar
High Tide Germany GmbH	Germany	100%	E-commerce and wholesale	European Euro
2802229 Ontario Ltd.	Canada	100%	Cannabis retail	Canadian Dollar
Lean Healthcare International Inc.	Canada	100%	Cannabis retail	Canadian Dollar
2629268 Alberta Ltd.	Canada	87.5%	Cannabis retail	Canadian Dollar
Enigmaa Ltd. (Blessed CBD)	United Kingdom	80%	CBD retail and distribution	British Pound Sterling
Remexian Pharma GmbH	Germany	51%	Medical cannabis distribution	European Euro
Saturninus Partners GP	Canada	50%	Cannabis retail	Canadian Dollar
NAC Thompson North Ltd. Partnership	Canada	49%	Cannabis retail	Canadian Dollar
NAC OCN Ltd. Partnership	Canada	49%	Cannabis retail	Canadian Dollar

3. Material accounting policies

The material accounting policies and methods of computation applied in these condensed interim consolidated financial statements are consistent with those applied in the preparation of the Company’s audited consolidated financial statements for the year ended October 31, 2025.
Restricted cash
Restricted cash primarily consists of guaranteed investment certificates (“GICs”) that have been pledged as collateral in support of certain loan facilities. These balances are subject to contractual restrictions and are not available for unrestricted use by the Company until the relevant lending arrangements are extinguished or the collateral restrictions are released.
The classification of restricted cash as current or non-current is determined based on the expected timing of the release of the associated restrictions.

8

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and nine months ended July 31, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

There were no new or amended IFRS Accounting Standards effective November 1, 2025 that had a material impact on the Company’s condensed interim consolidated financial statements.
Accounting standards issued but not yet effective are consistent with those disclosed in the Company’s audited consolidated financial statements for the year ended October 31, 2025. The Company has not early adopted any new standards or amendments during the period.

4. Significant accounting judgments, estimates and assumptions
The estimates and assumptions are reviewed on an ongoing basis. Revisions in accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years.

In preparing these condensed interim consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were consistent with those applied in the audited consolidated financial statements for the year ended October 31, 2025.
During the nine months ended July 31, 2026, the Company reviewed its accounting estimates and judgments, including those described in the notes below.
5. Business combinations
In accordance with IFRS 3, Business Combinations, these transactions meet the definition of a business combination and, accordingly, the assets acquired and the liabilities assumed have been recorded at their respective estimated fair values as of the acquisition date.
A. Northern Helm
On July 29, 2026, the Company completed the acquisition of 100% of the issued and outstanding equity interests of J. Supply Holdings Inc., operating as Northern Helm (“Northern”), pursuant to a share purchase agreement dated June 12, 2026. Northern Helm operates four retail cannabis stores located in Bowmanville, Kingston, Courtice and Oshawa, Ontario. The acquisition further expands the Company’s retail presence in Ontario.

The following table summarizes the consideration transferred and the preliminary fair values of the assets acquired and liabilities assumed:

$
Common shares	2,644
Cash	1,884
Vendor loan(i)	2,885
Total consideration(ii)	7,413

Purchase price allocation
Working capital	520
Property, plant and equipment	204
Right-of-use assets	1,512
Goodwill and intangible assets	6,689
Lease liabilities	(1,512)
Total	7,413
(i)The vendor loan had an aggregate principal amount of $3,057 and an acquisition-date fair value of $2,885. The vendor loan notes are repayable in monthly installments over their respective remaining contractual terms of up to 48 months and may be prepaid, in whole or in part, at any time without notice to, or consent of, the vendors and without bonus or penalty. Refer to Note 12.
(ii)The total consideration was $7,413, consisting of (i) a vendor loan with a fair value of $2,885; (ii) cash consideration of $1,884; and (iii) 921,486 common shares of the Company valued at $2,644.

9

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and nine months ended July 31, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

The excess of the consideration transferred over the fair value of the identifiable net assets acquired resulted in goodwill primarily attributable to the expected benefits from the expansion of the Company’s retail footprint, anticipated synergies and the assembled workforce. Goodwill is not deductible for income tax purposes.
Northern's statutory year-end is December 31. For consolidation purposes at quarter-end July 31, 2026, the Company included Northern’s financial information through July 31 to align with the Company’s quarter-end.

The fair values of the identifiable assets acquired and liabilities assumed are provisional as at July 31, 2026 and may be adjusted during the measurement period as additional information becomes available about facts and circumstances that existed at the acquisition date. The measurement period will not exceed one year from the acquisition date.

Had the acquisition occurred on November 1, 2025, management estimates that consolidated revenue and EBITDA for the nine months ended July 31, 2026 would have been $6,454 and $1,188 respectively.

B. Remexian Pharma GmbH
On September 2, 2025, the Company, pursuant to a Share Purchase Agreement (the “Agreement”), acquired 51% of the issued and outstanding shares of Remexian Pharma GmbH (“Remexian”), a company in the business of importation and wholesale of medical cannabis, for a total purchase price of $46,867 (EUR 29,188). The acquisition of Remexian served to broaden the Company’s product offerings and geographic reach throughout Europe. The transaction can be summarized as follows:

	EUR	$
Common shares	16,725	26,856
Cash	7,654	12,289
Vendor loan	5,609	9,007
Long-term contract asset(i)	(800)	(1,285)
Total consideration(ii)	29,188	46,867

Purchase price allocation
Trade and other receivables	595	955
Inventory	19,953	32,039
Prepaid expenses and deposits	5,929	9,520
Property, plant and equipment	236	379
Intangible assets	21,151	33,962
Accounts payable and accrued liabilities	(14,065)	(22,575)
Income tax payable	(3,495)	(5,612)
Interest bearing loans and borrowings	(4,004)	(6,429)
Notes payable	(2,855)	(4,584)
Goodwill	19,468	31,260
Deferred tax liability	(4,391)	(7,051)
Non-controlling interest	(9,334)	(14,997)
Total	29,188	46,867

(i)The long-term contract asset was recognized at its estimated fair value of $1,285 (EUR 800) at the acquisition date, based on management’s assessment of the likelihood of the specified change in law occurring and its expected impact on Remexian’s EBITDA. As at July 31, 2026, the conditions required for the purchase price adjustment had not been satisfied. Accordingly, the Company remeasured the long-term contract asset to nil and recognized a fair value loss of $1,285 in the condensed interim consolidated statement of income (loss) and comprehensive income (loss) during the nine months ended July 31, 2026.
(ii)Total consideration was $46,867 (EUR 29,188), and consisted of: (i) cash consideration of $12,289 (EUR 7,654); (ii) 5,864,373 common shares of the Company issued as consideration with a value of $26,856 (EUR 16,725); (iii) a vendor loan with a fair value of $9,007 (EUR 5,609) (see Note 12); and (iv) a long-term contract asset of $1,285 (EUR 800) arising from a contingent purchase price adjustment under the Remexian share purchase agreement.

Under the Share Purchase Agreement, the Company was entitled to a return of consideration transferred, up to a maximum of 29% of the final purchase price, if a substantive amendment to the German Medical Cannabis Act (“MedCanG”) occurred by July 31, 2026

10

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and nine months ended July 31, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

and, as a result of such amendment, Remexian’s EBITDA deteriorated by more than 30%. The arrangement was accounted for as contingent consideration receivable.
Under the Remexian Agreement, the Company has a call option with a 5-year life starting September 2, 2027, to purchase the remaining 49% of the shares from the non-controlling shareholders in Remexian. The call option is exercisable at an exercise price determined as a multiple of 4 times or 3.64065 times trailing annual EBITDA. The Company analyzed the value of the call option and considered it to be fair value, and therefore no amount has been recognized in the financial statements in respect of the call option.
The non-controlling interest recorded represents 49% of Remexian shares held by the Sellers and is initially measured as the proportionate share of the recognized assets and liabilities. Under the Agreement, the non-controlling interests are subject to a call and put option. Refer to note 16 for further details on the derivative liability related to the put option.

The excess of the purchase price over the net identifiable assets acquired and the liabilities assumed resulted in goodwill of $31,260 which is largely attributable to the assembled workforce acquired and the synergies from combining operations. Goodwill is not deductible for tax purposes.

Remexian’s statutory year-end is December 31. For consolidation purposes at year-end October 31, 2025, the Company included Remexian’s financial information through October 31 to align with the Company’s year-end.

The fair values of the identifiable assets acquired and liabilities assumed remain provisional as at July 31, 2026 and may be adjusted during the measurement period as additional information becomes available regarding facts and circumstances that existed at the acquisition date. The measurement period will not exceed one year from the acquisition date. During the nine months ended July 31, 2026, no material measurement-period adjustments were recognized.

For the three and nine months ended July 31, 2026, Remexian contributed revenue of $38,229 and $94,847, respectively, and income from operations of $3,876 and $3,908, respectively.

11

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and nine months ended July 31, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

6. Revenue from contracts with customers
Effective February 1, 2026, the Company combined its bricks-and-mortar retail and e-commerce segments into a single bricks-and-mortar segment, reflecting the manner in which the chief operating decision maker reviews operating performance and allocates resources.
Accordingly, the Company now reports two operating segments: bricks-and-mortar and medical cannabis distribution. Comparative segment information has been re-presented to conform to the current period presentation.

For the three months ended July 31	2026	2025	2026	2025	2026	2025
	Bricks-and-mortar	Bricks-and-mortar	Medical cannabis distribution	Medical cannabis distribution	Total	Total
	$	$	$	$	$	$
Primary geographical markets(i)
Canada	157,389	145,792	—	—	157,389	145,792
USA	3,017	3,746	—	—	3,017	3,746
International	183	152	38,229	—	38,412	152
Total revenue	160,589	149,690	38,229	—	198,818	149,690

Major products and services
Cannabis, hemp-derived products and other	154,966	143,946	38,320	—	193,286	143,946
Consumption accessories	5,623	5,744	(91)	—	5,532	5,744
Total revenue	160,589	149,690	38,229	—	198,818	149,690

Timing of revenue recognition
Transferred at a point in time	160,589	149,690	38,229	—	198,818	149,690
Total revenue	160,589	149,690	38,229	—	198,818	149,690

For the nine months ended July 31	2026	2025	2026	2025	2026	2025
	Bricks-and-mortar	Bricks-and-mortar	Medical cannabis distribution	Medical cannabis distribution	Total	Total
	$	$	$	$	$	$
Primary geographical markets(i)
Canada	451,410	414,597	—	—	451,410	414,597
USA	9,709	14,746	—	—	9,709	14,746
International	477	612	94,847	—	95,324	612
Total revenue	461,596	429,955	94,847	—	556,443	429,955

Major products and services
Cannabis, hemp-derived products and other	444,347	410,252	94,847	—	539,194	410,252
Consumption accessories	17,249	19,703	—	—	17,249	19,703
Total revenue	461,596	429,955	94,847	—	556,443	429,955

Timing of revenue recognition
Transferred at a point in time	461,596	429,955	94,847	—	556,443	429,955
Total revenue	461,596	429,955	94,847	—	556,443	429,955

(i)Represents revenue based on geographical locations of the customers who have contributed to the revenue generated in the applicable segment.

12

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and nine months ended July 31, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

7. Property and equipment

	Office equipment	Production	Leasehold
	and computers	equipment	improvements	Vehicles	Buildings	Total
Cost	$	$	$	$	$	$
Opening balance, November 1, 2024	6,677	3,859	49,476	40	3,710	63,762
Additions	649	11	8,550	—	875	10,085
Additions from business combinations	176	40	20	—	145	381
Foreign currency translation	25	23	13	—	(12)	49
Balance, October 31, 2025	7,527	3,933	58,059	40	4,718	74,277

Additions	605	30	4,613	—	10	5,258
Additions from business combinations(i)	—	—	204	—	—	204
Foreign currency translation	(1)	9	(23)	—	—	(15)
Balance, July 31, 2026(ii)	8,131	3,972	62,853	40	4,728	79,724

Accumulated depreciation
Opening balance, November 1, 2024	4,018	2,213	29,333	15	712	36,291
Depreciation	1,024	776	6,411	4	256	8,471
Foreign currency translation	40	25	9	—	5	79
Balance, October 31, 2025	5,082	3,014	35,753	19	973	44,841

Depreciation	678	380	3,744	4	205	5,011
Foreign currency translation	—	7	3	—	—	10
Balance, July 31, 2026	5,760	3,401	39,500	23	1,178	49,862

Net Book Value, October 31, 2025	2,445	919	22,306	21	3,745	29,436
Net Book Value, July 31, 2026	2,371	571	23,353	17	3,550	29,862
(i)Additions from business combinations relate to property and equipment acquired as part of the Northern Helm acquisition. Refer to Note 5, Business combinations, for further details.
(ii)As at July 31, 2026, the Company had a balance of $536 (October 31, 2025 - $1,265) in assets under construction in Leasehold Improvements. These amounts are related to Canadian retail locations that are not yet operational.

13

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and nine months ended July 31, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

8. Intangible assets and goodwill

	Software	Licenses	Brand name		Customer relationship	Supplier relationship	Goodwill	Total
Cost	$	$	$		$	$	$	$
Opening balance, November 1, 2024	11,986	46,148	8,585		—	—	73,373	140,092
Additions	211	—	—		—	—	-	211
Additions from business combinations	—	2,634	10,295		18,383	2,650	31,260	65,222
Impairment loss	(10,721)	—	(7,657)		—	—	(14,807)	(33,185)
Foreign currency translation	238	18	162		130	18	295	861
Balance, October 31, 2025	1,714	48,800	11,385		18,513	2,668	90,121	173,201
Additions	46	448	121		—	—	—	615
Additions from business combinations(i)	—	—	—	-	—	—	6,689	6,689
Foreign currency translation	—	(3)	(16)		(27)	(4)	(48)	(98)
Balance, July 31, 2026	1,760	49,245	11,490		18,486	2,664	96,762	180,407

Accumulated amortization
Opening balance, November 1, 2024	8,475	38,659	142		—	—	—	47,276
Amortization	2,120	2,372	533		594	144	—	5,763
Impairment loss	(9,621)	—	—		—	—	—	(9,621)
Foreign currency translation	168	3	35		23	5	—	234
Balance, October 31, 2025	1,142	41,034	710		617	149	—	43,652
Amortization	179	1,789	1,708		2,766	664	—	7,106
Foreign currency translation	—	2	3		6	1	—	12
Balance, July 31, 2026	1,321	42,825	2,421		3,389	814	—	50,770

Net Book Value, October 31, 2025	572	7,766	10,675		17,896	2,519	90,121	129,549
Net Book Value, July 31, 2026	439	6,420	9,069		15,097	1,850	96,762	129,637
(i)Additions from business combinations relate to preliminary fair values of goodwill and intangibles acquired as part of the Northern Helm acquisition. Refer to Note 5, Business combinations, for further details.
During the nine months ended July 31, 2026, the Company completed its impairment assessment of its bricks-and-mortar and medical cannabis distribution CGUs with key assumptions, including forecast EBITDA, an EBITDA multiple of 3.6x, a risk-free rate of 3.4%, an internal rate of return of 15.2% and a required metric risk premium of 11.8%. There was no impairment recognized as a result of the assessments.

9. Prepaid expenses and deposits

As at	July 31, 2026	October 31, 2025
	$	$
Deposits on cannabis retail outlets	2,910	2,622
Prepaid insurance and other	7,766	4,578
Prepayment on inventory	14,338	12,831
Total	25,014	20,031
Less current portion	(21,168)	(15,917)
Long-term	3,846	4,114

14

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and nine months ended July 31, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

10. Inventory

As at	July 31, 2026	October 31, 2025
	$	$
Finished goods	50,350	56,336
Raw material	17,465	11,430
Work in process	2	6
Provision for obsolescence	(365)	(366)
Total	67,452	67,406
In light of the medical segment's performance, management continues to assess the recoverability of inventory and whether the related inventory provisions remain appropriate and consistent with IFRS Accounting Standards. This assessment includes consideration of factors such as inventory aging, turnover rates, sales trends, excess quantities, obsolete items, and other indicators that inventory may require a write-down to net realizable value. Based on this assessment, no adjustments were required during the current period.

11. Trade and other receivables

As at	July 31, 2026	October 31, 2025
	$	$
Trade accounts receivables	30,922	15,557
Factoring(i)	(19,131)	(9,013)
Allowance for doubtful accounts	(1,592)	(929)
Total	10,199	5,615
(i)Remexian has a trade receivables factoring arrangement with a debt collection services company in Germany under which eligible trade receivables are sold to a German financing company on a non-recourse basis. Eligible receivables are derecognized when purchased by the German financing company and cash is received. Receivables offered but not purchased by the German financing company continue to be recognized as trade receivables. The Company does not retain ongoing exposure to credit risk on receivables sold other than customary representations and warranties; such representations and warranties do not constitute continuing involvement for the purposes of IFRS 7 transfer disclosures. Factoring fees are recognized in finance costs.

15

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and nine months ended July 31, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

12. Notes payable

As at	July 31, 2026	October 31, 2025
	$	$
Vendor loan - Remexian - face value	12,290	12,290
Vendor loan - unamortized discount	(2,763)	(3,283)
Vendor loan(i)	9,527	9,007
Vendor loan - Northern - face value	3,057	—
Vendor loan - unamortized discount	(172)	—
Vendor loan(ii)	2,885	—
Term loan(iii)	3,028	3,637
Other(iv)	423	795
Total	15,863	13,439
Less current portion	(1,991)	(1,536)
Long-term obligation	13,872	11,903
(i)In connection with the acquisition of Remexian, the Company entered into a vendor financing arrangement pursuant to which a portion of the purchase consideration was deferred and recorded as a note payable by the Company to the vendors. The vendor loan has a principal amount of $12,290. The vendor loan bears interest at a fixed rate of 7% per annum on the outstanding principal, with interest accruing annually and payable in January of the following calendar year. The Company may repay the vendor loan in whole or in part, at its discretion, subject to minimum repayment amounts of EUR 100,000 or multiples thereof, and provided that 60 days’ prior written notice is given to the vendor in the case of early repayment. The vendor loan is unsecured and is governed by the laws of the Federal Republic of Germany. There are no financial covenants attached to the vendor loan.

In accordance with IFRS 3 – Business Combinations, the vendor loan was initially recognized at its fair value of $9,007 at the acquisition date, with the difference between the principal amount and fair value included as part of the acquisition accounting. Subsequent to initial recognition, the vendor loan is measured in accordance with IFRS 9 – Financial Instruments, at amortized cost using the effective interest method. Accrued interest of $500 was recognized within trade and other payables. No principal repayments were made during the nine months ended July 31, 2026 (July 31, 2025: nil).
(ii)In connection with the acquisition of Northern Helm, the Company assumed three vendor take-back (“VTB”) promissory notes that had been issued in connection with prior acquisitions undertaken by the acquired entities. The VTB notes are repayable in monthly installments over their respective remaining contractual terms of up to 48 months and may be prepaid, in whole or in part, at any time without notice to, or consent of, the vendors and without bonus or penalty. The notes are secured by pledges of shares of the respective acquired entities and are governed by the laws of the Province of Ontario and the applicable laws of Canada.
The notes have an aggregate principal amount of $3,057 at the time of acquisition and bear interest at a fixed rate of 2% per annum. In accordance with IFRS 3 – Business Combinations, the VTB loans were recognized at $2,885 as liabilities assumed at their acquisition-date fair values. Subsequent to initial recognition, the VTB loans are measured in accordance with IFRS 9 – Financial Instruments at amortized cost using the effective interest method. As at July 31, 2026, outstanding balance was $2,885, of which $828 was classified as current and $2,057 as non-current. No principal repayments were made during the nine months ended July 31, 2026 (July 31, 2025: nil).
(iii)Remexian, a subsidiary of the Company, entered into a fixed-rate installment term loan with an unrelated party bank on March 31, 2025, with an original principal of $3,885 (EUR 2.5 million) and final maturity on March 31, 2030. The loan bears interest at a fixed rate of 4.82% per annum, calculated using a 360-day year, with quarterly repayments of principal $200 (EUR 0.125 million) and accrued interest, commencing June 30, 2025; contractual interest accrues over the term of the loan and is payable at maturity. The loan is denominated in Euros and translated into Canadian dollars using the closing exchange rate at the reporting date in accordance with IAS 21 and is measured at amortized cost under IFRS 9. The loan is secured by a transfer of ownership of inventory and an assignment of related insurance claims and is further supported by maximum amount guarantees of $932 (EUR 0.6 million) provided by the two largest non-controlling interest owners of Remexian. Following the acquisition of Remexian, the Company placed $488 (EUR 0.3 million) in escrow with a notary in respect of potential security claims. Financial covenants include a minimum equity ratio of 25% and a maximum net debt ratio of 3.0, all of which were met as at July 31, 2026.

16

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and nine months ended July 31, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

As at July 31, 2026, principal outstanding was $3,028, of which $807 was classified as current and $2,221 as non-current. Accrued interest of $12 was recognized separately within trade and other payables. During the nine months ended July 31, 2026, principal repayments of $606 (July 31, 2025: nil) were made.
(iv)A total of EUR 700 was advanced to Remexian in 2024, prior to the Company’s acquisition of Remexian. As at July 31, 2026, principal outstanding under these loans totaled $356 (EUR 220), which was classified as current. The unsecured loans contain no financial covenants, are subordinated to all other third-party claims, bear fixed interest at an average rate of 10% per annum, and are classified within current notes payable based on their repayment schedules. These borrowings are measured at amortized cost. During the nine months ended July 31, 2026, principal repayments of $371 (July 31, 2025: nil) were made.

13. Accounts payable and accrued liabilities

As at	July 31, 2026	October 31, 2025
	$	$
Accounts payable	26,215	27,765
Accrued liabilities	13,574	12,484
Sales tax payable	12,776	7,002
Total	52,565	47,251
14. Deferred revenue

As at	July 31, 2026	October 31, 2025
	$	$
Cannabis, hemp-derived products and other revenue	4,999	3,573
Elite membership revenue	1,749	1,404
Goods shipped not delivered	12	3,012
Total	6,760	7,989
15. Convertible debt

As at	July 31, 2026	October 31, 2025
	$	$
Face value	30,000	30,000
Freestanding derivative	(7,299)	(7,299)
Unamortized issuance cost	(3,458)	(4,824)
Total	19,243	17,877
On July 16, 2025, the Company entered into a non-revolving $30,000 junior secured term loan with a subsidiary of Cronos Group Inc. (the “Lender”). The loan is guaranteed by designated subsidiaries and is junior in priority to the Company’s prior-ranking senior secured indebtedness.

An original issue discount (“OID”) of 16% ($4,800) was retained by the Lender, resulting in a funded amount of $25,200 received by the Company. Interest accrues at 4% per annum on the full $30,000 principal amount (inclusive of OID) and is payable quarterly in arrears on the last day of each quarter. Principal repayment is due in full when the loan matures on July 16, 2030; early repayments may be made at the Company’s option without penalty. In connection with this convertible debt, the Company issued detachable warrants to purchase common shares of High Tide Inc. to the Lender, which is recorded as a derivative liability (refer to note 16).
The loan includes a conversion feature that permits the Lender, while the loan is outstanding, to deliver a conversion offer to convert all or a portion of the funded amount (principal net of OID) into common shares of the Company at a conversion price of
$4.20 per share. The Company has ten business days to accept or reject each conversion offer; if not accepted, the offer is deemed rejected. A 10% beneficial ownership cap applies unless applicable TSX Venture Exchange approvals are obtained.
The Company was in compliance with all covenants as at July 31, 2026.

17

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and nine months ended July 31, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

16. Derivative liability

Current derivative liability - detachable warrants

As at	July 31, 2026	October 31, 2025
	$	$
Opening balance	9,951	—
Initial recognition	—	7,299
Fair value change	(5,815)	2,652
Fair value, end of the period	4,136	9,951
The 3,836,317 detachable warrants were issued concurrently with the advance of the convertible debt and are exercisable into common shares at a fixed exercise price of $3.91, subject to standard anti-dilution adjustments. Warrants are exercisable for cash or, at the Company’s option, on a cashless basis. The detachable warrants are freestanding financial instruments and do not meet the criteria for equity classification under IAS 32 – Financial Instruments: Presentation. Accordingly, the detachable warrants are accounted for as a derivative liability. Transaction costs of $212 allocated to the warrants were expensed on initial recognition of the derivative liability.
The Black-Scholes model was used to determine the fair value of the warrants, which was $1.08 as at July 31, 2026 ($2.59 - October 31, 2025). The primary inputs include expected share price volatility of 54% at July 31, 2026 (68% - October 31, 2025), risk-free rate of return of 3.16% at July 31, 2026 (2.63% - October 31, 2025), expected life of the warrants of 3.96 years at July 31, 2026 (4.71 - October 31, 2025), closing market price of the stock of $2.97 at July 31, 2026 ($4.38 - October 31, 2025).
On initial recognition, the detachable warrant liability of $7,299 was recognized as a derivative liability in the condensed interim consolidated statement of financial position. As at July 31, 2026, the detachable warrant liability was remeasured to $4,136 ($9,951 - October 31, 2025), and the resulting fair value change of $5,815 ($2,652 – October 31, 2025) was recognized in the condensed interim consolidated statement of income (loss) and comprehensive income (loss).
Non-current derivative liability - put option liability

As at	July 31, 2026	October 31, 2025
	$	$
Opening balance	56,954	—
Initial recognition	—	35,797
Fair value change	(8,496)	20,907
(Loss) or gain on foreign exchange	(73)	250
Total	48,385	56,954

The Company issued a put option to the 49% non-controlling interest shareholders in Remexian, exercisable at any time after September 2, 2027 for a term of 5 years. The put option allows the non-controlling interest shareholders to sell all the remaining shares at an exercise price of 3.64065 times the trailing annual EBITDA.

The Company used a Monte Carlo simulation model to determine the put option's fair value. At July 31, 2026, the significant level 3 estimates in the valuation were management's multi-year EBITDA forecast, an internal rate of return of 15% (15% - October 31, 2025), an annualized EBITDA volatility of 85% (82% - October 31, 2025) and risk-free rate of 3.40% (3.40% - October 31, 2025).

On initial recognition, the put option liability of $35,797 was recorded as derivative liability - equity in the consolidated statement of changes in equity. As at July 31, 2026 the put option liability was remeasured as $48,385 ($56,954 - October 31, 2025) and the resulting fair value change of $8,496 ($20,907 - October 31, 2025) was recorded in the interim condensed interim consolidated statement of income (loss) and comprehensive income (loss).

18

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and nine months ended July 31, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

17. Interest bearing loans and borrowings

As at	July 31, 2026	October 31, 2025
	$	$
ConnectFirst loan(i)	6,016	9,104
Bank borrowings(ii)	7,265	4,851
Working capital loan(iii)	—	2,234
Total	13,281	16,189
Less current portion	(13,281)	(16,189)
Long-term obligation	—	—

Cash flow information

For the nine months ended	July 31, 2026	July 31, 2025
	$	$
Repayments:
Bank borrowing - money market loan - prior-year draw	4,851	—
Bank borrowing - money market loan - January 2026 draw	7,264	—
ConnectFirst	3,088	2,804
Working capital loan	2,234	—
Total repayments	17,437	2,804

Proceeds
Bank borrowing - money market loan - January 2026 draw	7,264	—
Bank borrowing - money market loan- July 2026 draw	7,266	—
Total proceeds	14,530	—
(i)On August 15, 2022, the Company entered into a $19,000 demand term loan with connectFirst Credit Union (the "Credit Facility") with Tranche 1 - $12,100 available in a single advance, and Tranche 2 - $6,900 available in multiple draws subject to pre-disbursement conditions set. The demand loan bears interest at the Credit Union’s prime lending rate plus 2.5% per annum and is set to mature on September 5, 2027.

Tranche 1, is repayable on demand, but until demand is made, this credit facility shall be repaid in monthly blended payments of principal and interest of $241. Blended payments may be adjusted from time to time, if necessary, on the basis of the Credit Union’s Prime Lending Rate and the principal outstanding. The Company received the inflow on October 7, 2022. The balance at July 31, 2026 was $4,007 ($5,909 - October 31, 2025).

Tranche 2, is repayable on demand, but until demand is made, this credit facility shall be repaid in monthly blended payments of principal and interest of $147. Blended payments may be adjusted from time to time, if necessary, on the basis of Prime, the principal outstanding and the amortization period remaining, the Company received the inflow on October 25, 2022. The Company received the remaining $2,673 on March 8, 2023. The balance at July 31, 2026 was $2,009 ($3,195 - October 31, 2025).
Attached to the loan is a general security agreement comprising a first charge security interest over all present and after acquired personal property, registered at Personal Property Registry for the assets of Canna Cabana Inc., Meta Growth Corp., 2680495 Ontario Inc., Valiant Distribution Canada Inc., High Tide USA Inc., Smoke Cartel USA Inc., DHC Supply LLC., DS Distribution Inc., Enigmaa Ltd., High Tide Inc. BV., SJV2 BV., SJV BV o/a Grasscity., and a limited recourse guarantee against $5,000 worth of High Tide Inc. shares held by Harkirat Singh Grover, and affiliates. Following repayment and termination of the connectFirst loan on August 7, 2026, the guarantee was discharged. During the three and nine months ended July 31, 2026, the Company incurred interest of $116 and $404, respectively (July 31, 2025: $200 and $690, respectively), on the connectFirst loan.

19

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and nine months ended July 31, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

During the three and nine months ended July 31, 2026, the Company also repaid principal of $1,048 and $3,088, respectively (July 31, 2025: $965 and $2,804, respectively), on the connectFirst loan.

Covenants attached to the loan:
•The Company’s debt service coverage ratio shall be not less than 1.4:1, to be tested at the end of each fiscal quarter of the Company based on a trailing four-quarters basis using financial statements. As of July 31, 2026, the Company was in compliance with the debt service coverage ratio.
•The Company shall at all times maintain in the Company’s account with connectFirst the greater of $7,500 or 50% of the aggregate debt of the Company to connectFirst. A five-business day cure period is permitted. Included in the restricted cash of $9,103 as at July 31, 2026 ($8,629 - October 31, 2025) is $7,500 ($7,500 - October 31, 2025) held in the Company’s account with connectFirst.
•The Company shall at all times maintain a current ratio of not less than 1.3:1, to be tested monthly using financial statements. As at July 31, 2026, the Company was in compliance with the current ratio.
•The Company shall at all times maintain a funded debt to EBITDA ratio of not more than 3:1, to be tested quarterly on a consolidated basis. As at July 31, 2026, the Company was in compliance with the funded debt to EBITDA ratio.
As at July 31, 2026, the Company has met all the covenants attached to the loan.

(ii)Remexian has a credit framework with German bank that may be utilized as an overdraft facility (line of credit), money market loans, bank guarantees and import letters of credit, with an aggregate limit of $9,436 (EUR 6,000), of which money market utilization is subject to a sub-limit of $7,863 (EUR 5,000). The overdraft facility bears interest at a variable rate linked to three-month average EURIBOR, with interest payable monthly in arrears, and is subject to a provision fee of 0.10% per annum plus VAT on the unused portion; the facility has no stated maturity and amounts drawn are repayable on demand. As at July 31, 2026, there was an outstanding balance of $3,868 (EUR 2,396) under the overdraft facility (line of credit) which is included in cash and cash equivalents on the condensed interim consolidated statements of financial position. Money market loans are short-term drawings repayable at the end of their term and bear interest at EURIBOR plus a margin of 2.50% per annum (EURIBOR floored at zero), calculated using a 360-day year. As at July 31, 2026, the variable interest rate applicable to the overdraft facility was 5.248%, and the rate applicable to the money market loan was 4.747%. The facilities are denominated in Euros.

A money market loan of $4,851 was fully repaid on December 15, 2025. On January 15, 2026, the Company drew $7,264 (EUR 4,500) under the credit facility, which was repaid on April 30, 2026. On July 22, 2026, the Company drew $7,265 (EUR 4,500), which remained outstanding as at July 31, 2026 and was classified as current. No amounts were outstanding under bank guarantees or import letters of credit as at July 31, 2026.
The credit framework is secured by Remexian’s inventory and related insurance claims and is further supported by maximum amount guarantees of $970 (EUR 600) provided by two non-controlling shareholders of Remexian; in addition, the Company placed $485 (EUR 300) in escrow with a notary in respect of potential security claims. Accrued interest relating to these facilities is recognized separately within trade and other payables. There are no financial covenants attached to this loan. During the three and nine months ended July 31, 2026, the Company incurred interest of $36 and $158, respectively (July 31, 2025: nil and nil, respectively), on the money market loan.
(iii)Remexian entered into a procurement pre-financing arrangement with a German lender, under which the German lender pays approved supplier invoices on Remexian’s behalf and Remexian reimburses the German lender at the end of an agreed payment deferral period. During the year, Remexian selected a four-month payment deferral for all transactions, with the applicable transfer fee determined at the time each invoice was submitted. Amounts outstanding under the arrangement are repayable within twelve months and are therefore classified as current. The arrangement is secured by collateral over the financed goods and related claims. On November 26, 2025, the German lender provided notice to terminate the arrangement, following which no new supplier invoices are being financed; this did not affect the carrying amount of the balance outstanding at the reporting date. There are no financial covenants attached to this loan. As at July 31, 2026, the balance outstanding was nil.

20

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and nine months ended July 31, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

18. Secured debentures

As at	July 31, 2026	October 31, 2025
	$	$
Face value	15,000	15,000
Unamortized discount	(983)	(1,152)
Unamortized issuance fees	(1,121)	(1,312)
Total	12,896	12,536

On July 31, 2024, the Company established a secured debenture facility with a 12% coupon rate and 5-year maturity. On August 7, 2024, the Company issued $10,000 of debentures at a 10% discount and received net cash proceeds of $8,700. On November 30, 2024, the Company issued an additional $5,000 of debentures at a 10% discount and received net cash proceeds of $4,449.
On July 31, 2024, the Company issued 230,760 shares for consideration of $800 in connection with the secured debenture facility.
For the three and nine months ended July 31, 2026, the Company incurred interest on debentures in the amount of $450 and $1,346, respectively (July 31, 2025: $347 and $1,333, respectively), and accretion expense of $132 and $361, respectively (July 31, 2025: $173 and $484, respectively). This secured debenture is subject to the same covenants as the connectFirst loan, with which the Company remains in full compliance.

19. Finance and other costs

	Three months ended July 31,		Nine months ended July 31,
	2026	2025	2026	2025
	$	$	$	$
Accretion on convertible debt	479	77	1,366	77
Accretion on notes payable	155	14	530	179
Accretion on secured debentures	132	173	361	484
Accretion on lease liabilities	1,246	935	3,302	2,816
Total accretion	2,012	1,199	5,559	3,556

Interest on notes payable	269	—	813	218
Interest on debentures	450	347	1,346	1,333
Interest on interest bearing borrowings	497	200	1,221	690
Interest on convertible debt	303	49	898	49
Transaction and other costs	2,047	881	7,082	3,127
Total interest and other finance costs	3,566	1,477	11,360	5,417

Total finance and other costs	5,578	2,676	16,919	8,973

21

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and nine months ended July 31, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

20. Share capital

Common shares:
	Number of shares	Amount
	#	$
Opening balance, November 1, 2024	80,787,017	300,643
Purchase of Remexian - paid in shares	5,864,373	26,856
Issuance of shares through ATM(i)	11,600	52
Vested restricted share units (RSU)	504,044	1,388
Share issuance cost	—	(292)
Options exercised	227,947	664
Warrants exercised	89,800	331
Balance, October 31, 2025	87,484,781	329,642
Purchase of Northern - paid in shares	921,486	2,644
Vested restricted share units (RSU)	295,190	1,734
Equity awards related costs	—	(510)
Share issuance cost	—	(15)
Options exercised	195,938	677
Balance, July 31, 2026	88,897,395	334,172

(i)The base shelf prospectus replaced the at-the-market offering (ATM) announced on August 31, 2023.
On August 11, 2025, the Company filed a final short form base shelf prospectus in all Canadian provinces and territories and a corresponding shelf registration statement with the U.S. Securities and Exchange Commission. The shelf prospectus allows the Company to offer, during the 25-month effective period, up to an aggregate of $100,000 (or the equivalent in U.S. dollars) in one or more offerings of equity, debt, warrants, subscription receipts, units, convertible securities, or combinations thereof, at the Company’s discretion and subject to regulatory requirements, as required pursuant to National Instrument 44-102 – Shelf Distributions and the policies of the TSXV.

21. Share-based compensation
(a) Stock option plan
On April 19, 2022, the directors of the Company approved the 2022 equity incentive plan (the “Omnibus Plan”), which was effective upon the Company receiving disinterested shareholder approval at the annual general meeting and special meetings of shareholders of the Company on June 2, 2022.
The maximum number of common shares available and reserved for issuance, at any time, under the Omnibus Plan, together with any other security-based compensation arrangements adopted by the Company, including the Predecessor Plans, has been updated to 20% of the issued and outstanding common shares as at June 2, 2022. The maximum share options that can be issued is 12,617,734 Common Shares.
It is the Company's intention for the stock options it grants to generally vest one-fourth on each of the first four 6-month anniversaries of the grant date. All options that are outstanding will expire upon maturity, or earlier, if the optionee ceases to be a director, officer, employee or consultant. The maximum exercise period of an option shall not exceed 10 years from the grant date.

22

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and nine months ended July 31, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

Changes in the number of stock options, with their weighted average exercise prices, are summarized below:

	For the nine months ended		For the year ended
	July 31, 2026		October 31, 2025
	Number of options	Weighted average exercise price ($)	Number of options	Weighted average exercise price ($)

Opening balance	2,503,457	2.76	3,080,452	2.97
Granted	237,000	3.26	280,500	3.45
Exercised - shares to participant	(195,938)	2.41	(227,947)	2.55
Exercised - withheld or sold	(99,563)	2.41	(154,053)	2.55
Forfeited or expired	(139,875)	2.71	(475,495)	4.65
Balance, July 31, 2026	2,305,081	2.86	2,503,457	2.76
Exercisable, end of period	1,969,331	2.78	2,212,582	2.70

	Outstanding options			Exercisable options
	Number of options outstanding	Weighted average remaining life (years)	Weighted average exercise price ($)	Number of options exercisable	Weighted average exercise price ($)
Range of exercise price
$2.52- $2.75	1,830,083	0.19	2.74	1,828,956	2.74
$2.76 - $4.16	474,998	2.08	3.34	140,375	3.30
$2.52 - $4.16	2,305,081	0.58	2.86	1,969,331	2.78
(b) Restricted share units ("RSUs") plan

	Number of shares
As at	July 31, 2026	October 31, 2025

Opening balance	918,688	687,747
Granted	1,424,088	918,688
Vested - shares to participant	(295,190)	(504,044)
Vested and issued - withheld or sold	(140,428)	(183,703)
Balance, July 31, 2026	1,907,158	918,688
(c) Share based compensation

	Three months ended July 31,		Nine months ended July 31,
	2026	2025	2026	2025
	$	$	$	$
Stock options	22	181	132	566
RSUs	856	643	1,997	2,683
Total	878	824	2,129	3,249
For the three and nine months ended July 31, 2026, the Company recorded share-based compensation related to options of $22 and $132, respectively (July 31, 2025: $181 and $566, respectively).
For the three and nine months ended July 31, 2026, the Company recorded share-based compensation related to RSUs of $856 and $1,997, respectively (July 31, 2025: $643 and $2,683, respectively).

23

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and nine months ended July 31, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

22. Warrants

	Warrants		Weighted average exercise price	Weighted average number of years to expiry	Expiry dates
	#	$	$
Opening balance	4,852,366	4,632	2.73	2.98	7/22/2027
Warrants exercised	(89,800)	(86)	2.73	1.72	7/22/2027
Warrants issued(i)	3,836,317	-	3.91	4.71	7/16/2030
Balance, October 31, 2025	8,598,883	4,546	3.26	3.05

Warrants exercised	—	—	—	—
Balance, July 31, 2026	8,598,883	4,546	3.26	2.31
(i)The Company issued 3,836,317 warrants in connection with the Convertible Debt. The warrants are classified as a derivative liability (refer to note 16).

23. Income (loss) per share

	Three months ended July 31,		Nine months ended July 31,
	2026	2025	2026	2025
	$	$	$	$
Net income (loss) for the period	12,748	832	12,420	(4,693)
Non-controlling interest portion of net income (loss)	1,457	234	121	415
Net income (loss) attributable to the owners of the Company	11,291	598	12,299	(5,108)
	#	#	#	#
Weighted average number of common shares - basic	87,933,956	81,315,970	87,838,788	81,042,769
Basic income (loss) per share	0.13	0.01	0.14	(0.06)
Weighted average number of common shares - diluted	94,559,599	88,578,366	94,464,431	81,042,769
Diluted income (loss) per share	0.12	0.01	0.13	(0.06)
For the three and nine months ended July 31, 2026, the Company reported net income attributable to owners of the Company. Accordingly, the calculation of diluted earnings per share includes the dilutive effect of potential common shares, consisting of stock options and the conversion option associated with the warrants.

24. Financial Instruments and risk management
The Company’s activities expose it to a variety of financial risks. The Company is exposed to credit, liquidity, interest and market risk due to holding certain financial instruments. This note presents information about changes to the Company’s exposure to each of these risks, its objectives, policies, and processes for measuring and managing risk, and its management of capital during the year. Further quantitative disclosure is included throughout these condensed interim consolidated financial statements. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.
(a) Fair value

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:
-Level 1 – Quoted prices (unadjusted) in active markets for identical assets and liabilities
-Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
-Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs)

24

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and nine months ended July 31, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

The Company assessed that the fair values of cash and cash equivalents, trade and other receivables, accounts payable, interest bearing loans and borrowings, current portion of notes payable, and current portion of lease liabilities approximate their carrying amounts largely due to the short-term nature of these instruments.
The following methods and assumptions were used to estimate the fair value:
-Marketable securities (excluding long-term GICs) are determined based on level 1 inputs, as the prices for the marketable securities are quoted in public exchanges.
-The Secured Debentures are evaluated by the Company based on level 2 inputs such as the effective interest rate and the market rates of comparable securities. The Secured Debentures are initially recorded at fair value and subsequently measured at amortized cost and at each reporting period accretion incurred in the period is recorded to transaction costs in the condensed interim consolidated statement of income (loss) and comprehensive income (loss).
-The Junior Secured Convertible Loan is evaluated by the Company based on level 2 inputs such as the effective interest rate and the market rates of comparable securities. The Loan is initially recorded at fair value and subsequently measured at amortized cost, and at each reporting period, accretion incurred during the period is recorded in the consolidated statement of income (loss) and comprehensive income (loss). The Warrants issued with the Junior Secured Convertible Loan are valued by the Company based on level 3 inputs and the Black-Scholes-Merton valuation model for financial instruments (i.e. spot price determined as 30-day VWAP, risk-free rate as per the Bank of Canada, stock price volatility). A 1% change in expected volatility would change the warrant liability by approximately $83.
(b) Credit risk
Credit risk arises when a party to a financial instrument will cause a financial loss for the counterparty by failing to fulfill its obligation. The maximum exposure to credit risk is equal to the carrying value (net of allowances) of the financial assets. The objective of managing credit risk is to prevent losses on financial assets. The Company assesses the credit quality of counterparties, considering their financial position, past experience, and other factors. Cash and cash equivalents consist of bank balances. Credit risk associated with cash is minimized substantially by ensuring that these financial assets are held in highly rated financial institutions. The Company holds all cash and cash equivalents with large commercial banks or credit unions, which minimizes credit risk.
The following table sets forth details of the aging profile of accounts receivables and the allowance for expected credit loss:

As at	July 31, 2026	October 31, 2025
	$	$
Current (for less than 30 days)	9,334	3,989
31 – 60 days	237	99
61 – 90 days	137	101
Greater than 90 days	2,083	2,355
Less allowance	(1,592)	(929)
	10,199	5,615

Accounts receivables consist primarily of accounts receivables from invoicing for products and services rendered. The Company’s credit risk arises from the possibility that a customer that owes the Company money is unable or unwilling to meet its obligations in accordance with the terms and conditions in the contracts with the Company, which would result in a financial loss for the Company. This risk is mitigated through established credit management techniques, including monitoring customers' creditworthiness, setting exposure limits and monitoring exposure against these customer credit limits.
For the three and nine months ended July 31, 2026 net amounts of $466 and $663, respectively (July 31, 2025: $261 and $223, respectively), in trade receivables were written off against the allowance due to bad debts and $492 and $892, respectively (July 31, 2025: $259 and $263, respectively), were written off directly to bad debts. Individual receivables which are known to be uncollectible are written off by reducing the carrying amount directly. The remaining accounts receivables are evaluated by the Company based on parameters

25

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and nine months ended July 31, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

such as interest rates, specific country risk factors, and individual creditworthiness of the customer. Based on this evaluation, allowances are taken into account for the estimated losses of these receivables.
The Company performs a regular assessment of the collectability of accounts receivables. In determining the expected credit loss amount, the Company considers the customer’s financial position, payment history and economic conditions.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company generally relies on funds generated from operations, equity and debt financing to provide sufficient liquidity to meet budgeted operating requirements and to supply capital to expand its operations. The Company may access capital to meet current and future obligations as they come due. The Company’s ability to manage its liquidity risk going forward will require some or all of the following: the ability to continue to generate positive cash flows from operations and to secure capital or credit facilities on reasonable terms.
Maturities of the Company’s financial liabilities are as follows:

	Contractual Cash Flows	2026	2026	2027-2028	2029-2030	2031 and beyond
	$	$	$	$	$	$
Accounts payable and accrued liabilities	52,565		52,565	—	—	—
Income tax payable	8,405		8,405	—	—	—
Undiscounted lease obligations	93,921		3,765	28,693	24,223	37,240
Notes payable	23,091		1,007	5,477	16,344	263
Interest bearing loans and borrowings	13,578		8,430	5,148	—	—
Secured debentures	20,558		454	3,605	16,499	—
Convertible debt	34,852		302	2,401	32,149	—
Total	246,970		74,928	45,324	89,215	37,503

(d) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in the market interest rate primarily relates to the Company’s current credit facility with a variable interest rate.
As at July 31, 2026, approximately 78% of the Company’s borrowings are at a fixed rate of interest (77% - October 31, 2025). Assuming all other variables remain constant, a fluctuation of +/- 1.0 percent in the interest rate would impact the annual interest payment by approximately +/- $133 ($139 - October 31, 2025).

(e) Foreign currency risk
Foreign currency risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company maintains cash balances and enters into transactions denominated in foreign currencies, which exposes the Company to fluctuating balances and cash flows due to variations in foreign exchange rates. The Canadian dollar equivalent carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as at July 31, 2026 were as follows:

As at	July 31, 2026				October 31, 2025
(Canadian dollar equivalent amounts of GBP, EUR, USD)	GBP	EUR	USD	Total	Total
	$	$	$	$	$
Cash	288	4,282	2,087	6,657	2,899
Trade and other receivables	—	6,368	(34)	6,334	2,533
Accounts payable and accrued liabilities	(118)	(30,629)	(2,142)	(32,889)	(26,025)
Net monetary assets	170	(19,979)	(89)	(19,898)	(20,593)

26

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and nine months ended July 31, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

Assuming all other variables remain constant, a fluctuation of +/- 5.0 percent in the exchange rate between USD and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $4 ($9 - October 31, 2025). Maintaining constant variables, a fluctuation of +/- 5.0 percent in the exchange rate between the EUR and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $999 ($1,049 - October 31, 2025), and a fluctuation of +/- 5.0 percent in the exchange rate between GBP and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $8 ($10 - October 31, 2025). To date, the Company has not entered into financial derivative contracts to manage exposure to fluctuations in foreign exchange rates.
25. Segmented information
(a) Operating segment

	Bricks-and-mortar	Bricks-and-mortar	Medical cannabis distribution	Medical cannabis distribution	Total	Total
For the three months ended July 31,	2026	2025	2026	2025	2026	2025
	$	$	$	$	$	$
Total revenue	160,589	149,690	38,229	—	198,818	149,690
Gross profit (loss)	42,734	40,091	10,012	—	52,746	40,091
Income (loss) from operations	6,362	3,739	2,348	—	8,710	3,739

	Bricks-and-mortar	Bricks-and-mortar	Medical cannabis distribution	Medical cannabis distribution	Total	Total
For the nine months ended July 31,	2026	2025	2026	2025	2026	2025
	$	$	$	$	$	$
Total Revenue	461,596	429,955	94,847	—	556,443	429,955
Gross profit (loss)	125,519	111,002	20,027	—	145,546	111,002
Income (loss) from operations	17,332	4,738	(154)	—	17,178	4,738

	Bricks-and-mortar	Bricks-and-mortar	Medical cannabis distribution	Medical cannabis distribution	Total	Total
As at July 31, 2026 and October 31, 2025	2026	2025	2026	2025	2026	2025
	$	$	$	$	$	$
Current assets	90,776	92,028	55,235	44,857	146,011	136,885
Non-current assets	162,631	146,626	60,707	65,551	223,338	212,177
Current liabilities	49,950	58,990	47,619	40,929	97,569	99,919
Non-current liabilities	127,786	136,098	24,065	10,258	151,851	146,356
Corporate overhead is allocated to the bricks-and-mortar and medical cannabis distribution segments (refer to note 6) based on each segment’s percentage of revenue. For the nine months ended July 31, 2026, allocations were 83% (July 31, 2025: 100%) to the bricks-and-mortar segment and 17% (July 31, 2025: nil) to the medical cannabis distribution segment.

27

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and nine months ended July 31, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

b) Geographical markets

	Canada	Canada	USA	USA	International	International	Total	Total
For the three months ended July 31,	2026	2025	2026	2025	2026	2025	2026	2025
	$	$	$	$	$	$	$	$
Total revenue	157,389	145,792	3,017	3,746	38,412	152	198,818	149,690
Gross profit (loss)	41,923	38,888	808	1,146	10,015	57	52,746	40,091
Income (loss) from operations	6,668	6,478	(1,631)	(2,563)	3,673	(176)	8,710	3,739

	Canada	Canada	USA	USA	International	International	Total	Total
For the nine months ended July 31,	2026	2025	2026	2025	2026	2025	2026	2025
	$	$	$	$	$	$	$	$
Total revenue	451,410	414,597	9,709	14,746	95,324	612	556,443	429,955
Gross profit (loss)	122,842	106,162	2,567	4,602	20,137	238	145,546	111,002
Income (loss) from operations	18,623	11,953	(4,654)	(6,520)	3,209	(695)	17,178	4,738

	Canada	Canada	USA	USA	International	International	Total	Total
As at July 31, 2026 and October 31, 2025	2026	2025	2026	2025	2026	2025	2026	2025
	$	$	$	$	$	$	$	$
Current assets	86,896	84,442	6,072	6,824	53,043	45,619	146,011	136,885
Non-current assets	158,800	143,604	2,523	2,587	62,015	65,986	223,338	212,177
Current liabilities	47,586	55,763	3,683	2,832	46,300	41,324	97,569	99,919
Non-current liabilities	140,892	134,918	1,972	1,509	8,987	9,929	151,851	146,356
Corporate overhead is included in the geographical market in which it was incurred.
26. Related party transactions
As at July 31, 2026, the Company had the following transactions with related parties as defined in IAS 24 – Related Party Disclosures, except those pertaining to transactions with key management personnel in the ordinary course of their employment and/or directorship arrangements and transactions with the Company’s shareholders in the form of various financing arrangements.
(a) Operational transactions
The Company leases an office and warehouse rental unit (27,000 sq ft) from Grover Properties Inc., a company that is related through a common controlling shareholder and the President & CEO of the Company. The lease was established by an independent real estate valuation services company at prevailing market rates and has annual lease payments of $386 per annum. The current lease term is 5 years and ends on December 31, 2028, with one additional five-year extension option exercisable by the Company.
Following the acquisition of a controlling interest in Remexian on September 2, 2025, Remexian continued to receive facilities and operational support services from INOPHA under an existing service agreement, including seconded personnel support and the provision of services by Remexian’s managing director through INOPHA. INOPHA is considered a related party of the Company as it shares common key management personnel with Remexian, including the Chief Executive Officer, Stefan Adomeit. For the three and nine months ended July 31, 2026, the Company recognized $513 and $1,234 of expense in respect of these services, respectively (2025: nil and nil, respectively).

28

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and nine months ended July 31, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

(b) Financing transactions
On August 15, 2022, the Company entered into a $19,000 demand term loan with connectFirst Credit Union (the “Credit Facility”), with Tranche 1 of $12,100, available in a single advance, and Tranche 2 of $6,900, available through multiple draws subject to specified pre-disbursement conditions. In connection with the Credit Facility, the President and Chief Executive Officer of the Company provided a limited recourse guarantee secured by $5,000 of High Tide Inc. shares held by the CEO and affiliates in favour of the Credit Union. The guarantee was available only after all collection efforts against High Tide Inc. had been exhausted, including the sale of High Tide Inc. Following the repayment and termination of the Credit Facility on August 7, 2026, the guarantee was discharged.
27. Right-of-use assets and lease liabilities

The Company entered into various lease agreements predominantly to execute its retail platform strategy. The Company leases properties such as retail stores and offices. Lease contracts are typically made for fixed periods of 5 to 10 years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Right-of-use assets	July 31, 2026	October 31, 2025
	$	$
Opening balance	47,793	36,525
Net additions	19,428	12,779
Additions from business combinations	1,512	—
Reassessment of lease terms	—	10,711
Terminations	(41)	(2,146)
Depreciation expense	(8,699)	(10,076)
Total	59,993	47,793

Lease Liabilities	July 31, 2026	October 31, 2025
	$	$
Opening balance	49,800	40,207
Additions	18,784	12,539
Additions from business combinations	1,512	—
Reassessment of lease terms, net of interest	—	9,086
Terminations	(50)	(2,054)
Foreign currency	21	29
Repayments	(7,879)	(10,007)
Total	62,188	49,800
Less current portion	(10,431)	(9,814)
Non-current	51,757	39,986
During the three and nine months ended July 31, 2026, the Company also paid $1,813 and $5,231, respectively (July 31, 2025: $1,486 and $4,241, respectively), in variable operating costs associated with the leases which are expensed under general and administrative expenses.
During the year ended October 31, 2025, management reassessed the lease terms of certain building leases in accordance with the Company’s accounting policy for leases. As a result, renewal periods assessed as reasonably certain were included in the lease terms and the related lease liabilities and right-of-use assets were remeasured. The cumulative impact was recognized prospectively during the year and included within additions to right-of-use assets and lease liabilities.

29

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and nine months ended July 31, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

28. Capital management
The Company’s objectives when managing capital resources are to:
(i)Explore profitable growth opportunities;
(ii)Deploy capital to provide an appropriate return on investment for shareholders;
(iii)Maintain financial flexibility to preserve the ability to meet financial obligations; and
(iv)Maintain a capital structure that provides financial flexibility to execute on strategic opportunities.
The Company’s strategy is formulated to maintain a flexible capital structure consistent with the objectives stated above as well as to respond to changes in economic conditions and to the risks inherent in its underlying assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather promotes year‐over‐year sustainable profitable growth. The Company’s capital structure consists of debt, equity and working capital. To maintain or alter the capital structure, the Company may adjust capital spending, take on new debt or issue share capital. The Company anticipates that it will have adequate liquidity to fund future working capital commitments and forecasted capital expenditures through a combination of cash flow, cash‐on‐hand and financing, as required.
29. Contingent liability
In the normal course of business, the Company and its subsidiaries may become defendants in certain employment claims and other litigation. The Company records a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. The Company is not involved in any legal proceedings other than routine litigation arising in the normal course of business, none of which the Company believes will have a material adverse effect on the Company’s business, financial condition or results of operations. There have been no material changes in contingent liabilities or contingent assets since those disclosed in the Company’s annual consolidated financial statements for the year ended October 31, 2025.
30. Non-controlling interest
The following table presents the summarized financial information for the Company’s subsidiaries which have non-controlling interests. This information represents amounts before intercompany eliminations.

Balance as at	July 31, 2026	October 31, 2025
	$	$
Total current assets	56,597	49,014
Total non-current assets	61,928	67,785
Total current liabilities	(48,085)	(42,770)
Total non-current liabilities	(7,652)	(9,976)

For the period	Three months ended July 31,		Nine months ended July 31,
	2026	2025	2026	2025
	$	$	$	$
Revenues for the period	42,155	4,155	106,764	12,692
Net income for the period	1,457	234	121	415
Total comprehensive income	1,693	233	378	424

(i)The increase in revenue, net income and total comprehensive income for three and nine months ended July 31, 2026 is primarily related to the acquisition of Remexian (refer to note 5).

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High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and nine months ended July 31, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

The net change in non-controlling interests is as follows:

As at	July 31, 2026			July 31, 2025
	Remexian	Other subsidiaries	Total	Remexian	Other subsidiaries	Total
	$	$	$		$	$
Opening balance, beginning of the period	13,708	1,470	15,178	—	2,240	2,240
Share of net income (loss) for three months ended January 31, 2026	(1,743)	186	(1,557)	—	119	119
Share of net income (loss) for three months ended April 30, 2026	95	126	221	—	62	62
Share of net income (loss) for three months ended July 31, 2026	1,310	147	1,457	—	234	234
Distributions for three months ended January 31, 2026	—	—	—	—	—	—
Distributions for three months ended April 30, 2026	—	(587)	(587)	—	(567)	(567)
Balance, end of the period	13,370	1,342	14,712	—	2,088	2,088

31. Subsequent events
1.Subsequent to the reporting period, on August 5, 2026, the Company closed the previously announced senior secured credit facilities with Bank of Montreal in the aggregate principal amount of $40.0 million, consisting of a $25.0 million three-year revolving credit facility and a $15.0 million delayed-draw term loan facility. The revolving credit facility may be used for general working capital and corporate purposes, permitted acquisitions and permitted investments. The delayed-draw term loan facility is intended to refinance the Company’s $15.0 million second-lien debentures. The credit facilities are secured by substantially all of the assets of the Company and certain of its subsidiaries and are subject to customary financial and other covenants.
2.Subsequent to the reporting period, on August 7, 2026, the Company repaid and terminated its existing senior credit facility with connectFirst Credit Union.

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